Filed Pursuant to Rule 424(b)(3)

Registration No. 333-168129

CNL HEALTHCARE PROPERTIES, INC.

STICKER SUPPLEMENT DATED APRIL 23, 2014

TO PROSPECTUS DATED APRIL 18, 2014

This sticker supplement is part of, and should be read in conjunction with our prospectus dated April 18, 2014. Capitalized terms have the same meanings as in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us,” and the “Company” means CNL Healthcare Properties, Inc., CHP Partners, LP, a wholly-owned subsidiary and our operating partnership, and/or our other subsidiaries or affiliates. The information contained herein is presented as of April 23, 2014.

PROSPECTUS SUMMARY

The following information is added under the heading “Senior Housing Communities” in the section entitled “PROSPECTUS SUMMARY — Property Summary — Properties” on page 6 of the prospectus.

Senior Housing Communities
Portfolio, Property Name and Location	Date Acquired	Capacity (Units/In Service Beds)	Year Built/ Renovated	Purchase Price (in millions)
South Bay II Communities – Phase III(15)
Watercrest at Bryan Bryan, Texas	04/21/14	204	2009	$26.7

The following information is added under the heading “Senior Housing/Post-Acute Care Properties” in the section entitled “PROSPECTUS SUMMARY — Property Summary — Properties” on page 6 of the prospectus.

Senior Housing/Post-Acute Care Properties
Portfolio, Property Name and Location	Date Acquired	Capacity (Units/In Service Beds)	Year Built/ Renovated	Purchase Price (in millions)
South Bay II Communities – Phase III(15)
Isle at Watercrest - Bryan Bryan, TX	04/21/14	51/36	2011	$21.0

The following footnote is added to the footnotes appearing at the end of the table in the section entitled “PROSPECTUS SUMMARY — Property Summary—Properties” on page 8 of the prospectus.

(15)	The South Bay II Communities – Phase III have an aggregate of 204 independent living units, 51 assisted living units and 36 in service beds (skilled nursing).

The section entitled “PROSPECTUS SUMMARY — Pending Portfolio Acquisitions” on page 8 of the prospectus has been deleted in its entirety.

The following supersedes and replaces the first paragraph and map of the section entitled “BUSINESS — Investments — Locations of Our Assets” on page 78 of the prospectus.

Investments

Locations of Our Assets

The following map reflects the locations of our 75 assets as of April 21, 2014, including our six properties owned through investments in joint ventures, our three current development projects, one development land acquisition associated with an existing facility and one loan to a third-party for development of a medical office building:

The following is added under the heading “Senior Housing Communities” in the section entitled “BUSINESS — Properties” on page 81 of the prospectus.

Senior Housing Communities

Portfolio Name, Property & Location	Capacity (Units)	Operator	Structure	Date Acquired	Encum- brance (in millions)	Purchase Price (in millions)

South Bay II Communities – Phase III
Watercrest at Bryan Bryan, Texas	205	RES ICD Management, L.P.	Managed	04/21/14	(2)	$26.7

The following is added under the heading “Senior Housing/Skilled Nursing Communities” in the section entitled “BUSINESS — Properties” on page 81 of the prospectus.

Senior Housing/Skilled Nursing Communities

Portfolio Name, Property & Location	Capacity (Units/In Service Beds)	Operator	Structure	Date Acquired	Encum- brance (in millions)		Purchase Price (in millions)
South Bay II Communities – Phase III
Isle at Watercrest - Bryan Cedar Park, TX	51/36	Jerry Erwin Associates, Inc.	Managed	04/21/14		$(2)	$21.0

The following supersedes and replaces footnote 2 to the first table in the section entitled “BUSINESS — Properties” on page 82 of the prospectus.

(2)	On August 2013, we, through our limited partnership, entered into a revolving credit facility that is collateralized by these properties and has an outstanding balance of approximately $180.6 million as of April 21, 2014. See “Business — Borrowings — Material Indebtedness — Revolving Credit Facility” for more information.

The following supersedes and replaces in its entirety the section entitled “BUSINESS — Material Portfolio Acquisition — South Bay II Communities” on page 85 of the prospectus.

Material Portfolio Acquisitions

South Bay II Communities

The Company’s operating partnership entered into an asset purchase and sale agreement dated October 7, 2013 with the sellers set forth in the tables below (collectively, the “South Bay II Sellers”) to acquire a portfolio of eight senior housing communities (collectively, the “South Bay II Communities”) for an aggregate purchase price of approximately

$187.2 million, subject to adjustment based on property net operating income. The South Bay II Communities collectively feature (i) 801 units comprised of 415 independent living units, 254 assisted living units and 132 memory care units and (ii) 72 skilled nursing in service beds. The average age of the South Bay II Communities is 3.1 years. None of the South Bay II Sellers are affiliates of the Company or the Company’s advisor. However, all of the sellers of the South Bay II Communities are affiliates of South Bay Partners, Ltd. (“South Bay”). The Company previously acquired a portfolio of senior housing communities from affiliates of South Bay, a full-service real estate development company headquartered in Dallas, Texas.

On February 28, 2014, March 28, 2014 and April 21, 2014, the Company closed on the acquisition of South Bay II Communities – Phase I, South Bay II Communities – Phase II and South Bay II Communities – Phase III, respectively.

The Company leases each of the South Bay II Communities – Phase I, Phase II and Phase III properties to a wholly-owned TRS (each a “South Bay II Communities Tenant”). Certain South Bay II Communities Tenants have engaged an independent third-party manager, Jerry Erwin Associates, Inc. d/b/a JEA Senior Living (“JEA”), to operate and manage The Isle at Cedar Ridge, Legacy Ranch Alzheimer’s Special Care Center, The Springs Alzheimer’s Special Care Center and Isle at Watercrest – Bryan pursuant to long-term management services agreement which may be terminated without penalty under certain circumstances. Pursuant to these management services agreements, JEA will receive a customary management fee based on the gross collected revenues received each month with respect to these property.

A South Bay II Communities Tenant has engaged an independent third-party manager, Harbor Plainfield Management, LLC (“Harbor Plainfield Management”), to operate and manage HarborChase of Plainfield pursuant to a long-term management service agreement which may be terminated without penalty under certain circumstances. Pursuant to this management services agreement, Harbor Plainfield Management will receive a customary management fee based on the gross collected revenues received each month with respect to HarborChase of Plainfield.

Another South Bay II Communities Tenant has engaged an independent third-party manager, RES ICD Management LP d/b/a Integrated Property Management (“Integrated Property Management”), to operate and manage Watercrest at Bryan pursuant to a long-term management service agreement which may be terminated without penalty under certain circumstances. Pursuant to the management services agreement, Integrated Property Management will receive a customary management fee based on the gross collected revenues received each month with respect to Watercrest at Bryan.

JEA is a privately owned management and development company based in Vancouver, WA which currently operates approximately 29 senior housing assets located in 12 states. Harbor Plainfield Management is an affiliate of Harbor Retirement Associates, LLC (“HRA”). HRA, established in 2002, is a regional senior living development and management company which with its affiliate management companies currently manages 18 communities in 9 states. Integrated Property Management, based in Southlake, Texas, currently manages five senior housing communities in Texas.

The Company financed the acquisition of the South Bay II Communities – Phases I, II and III by drawing an aggregate of approximately $68.6 from its revolving credit facility with KeyBank National Association. See “Business — Borrowings — Material Indebtedness — Revolving Credit Facility” for further information.

The aggregate real estate taxes for the South Bay II Communities – Phases I, II and III were approximately $0.2 million, $0.3 million and $0.7 million, respectively, for the year ended December 31, 2013. We calculate depreciation expense for federal income tax purposes using the straight-line method, and anticipate depreciating the buildings and land improvements for federal income tax purposes based on estimated useful lives of 40 years and 20 years, respectively:

ESTIMATED DEPRECIABLE BASIS

South Bay II Communities – Phase I	Estimated Depreciable Basis
(in millions)
Isle at Cedar Ridge	$17.0

South Bay II Communities – Phase II	Estimated Depreciable Basis
(in millions)
HarborChase of Plainfield	$23.5
Legacy Ranch Alzheimer’s Special Care Center	$10.1
The Springs Alzheimer’s Special Care Center	$9.7

South Bay II Communities – Phase III	Estimated Depreciable Basis
(in millions)
Isle at Watercrest – Bryan	$17.3
Watercrest at Bryan	$23.7

Investment Services Fees of approximately $0.4 million, $0.9 million and $0.9 million, respectively, is payable to our advisor in connection with the acquisition of the South Bay II Communities – Phases I, II and III , which is equal to 1.85% of the aggregate purchase price of the properties.

The following table sets forth the names and locations of the remaining South Bay II Communities to be acquired in closings from May 2014 and June 2014, their respective purchase prices and the South Bay II Sellers:

Names & Locations of Communities	Capacity Units/In Service Beds	Approx. Purchase Price (in millions)	South Bay II Sellers
Isle at Watercrest – Mansfield Mansfield, TX	98	$25.0	Mansfield AL Group, LP
Watercrest at Mansfield Mansfield, TX	211	$45.0	Waterview at Mansfield Investors, L.P.

Totals	309	$70.0

The following supersedes and replaces the fourth paragraph of the section entitled “BUSINESS — Material Indebtedness — Revolving Credit Facility,” which begins on page 89 of the prospectus.

The Revolving Credit Facility is currently collateralized by first-priority mortgages on nine senior living facilities, two post-acute care facilities, and three medical office buildings – Primrose Retirement Community of Lima located in Lima, Ohio, Primrose Retirement Community of Council Bluffs located in Council Bluffs, Iowa, HarborChase of Jasper located in Jasper, Alabama, Raider Ranch located in Lubbock, Texas, Town Village located in Oklahoma City, Oklahoma, Bay Medical Plaza and Scripps Medical Office Building located in Chula Vista, California, Coral Springs Medical Office Buildings I and II located in Coral Springs, Florida, Isle at Cedar Ridge located in Cedar Park, Texas, Legacy Ranch Alzheimer’s Special Care Center located in Midland, Texas, HarborChase of Plainfield located in Plainfield, Illinois and The Springs Alzheimer’s Special Care Center located in San Angelo, Texas, Isle at Watercrest - Bryan, Bryan, Texas and Watercrest at Bryan, Bryan, Texas.

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